AP 3/8

[redacted]

11018392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-67893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gama Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One market street, Spear Tower, 36th Floor
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Kleier (415)293-8121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co., LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Ste 700 (Address) San Francisco (City), CA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/9/11

OATH OR AFFIRMATION

I, Jay Dean Tinney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gama Global Investments, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

managing member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and Sworn to (or affirmed) before me on this 27th day of January, 2011

Jay Tinney

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Tim Rodrigues

Notary Public

TIM RODRIGUES
COMM. # 1881085
NOTARY PUBLIC • CALIFORNIA
SANTA CRUZ COUNTY
Comm. Expires FEB. 27, 2014

GAMA GLOBAL INVESTMENTS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010

GAMA GLOBAL INVESTMENTS, LLC

TABLE OF CONTENTS

OUM &CO. LLP
ODENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gama Global Investments, LLC

We have audited the accompanying statement of financial condition of Gama Global Investments, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gama Global Investments, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 17, 2011

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	15,124
Commissions receivable		481,950
TOTAL ASSETS	**$**	**497,074**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts payable	$	3,276
Commissions payable		442,552
TOTAL LIABILITIES		445,828
MEMBER'S CAPITAL		51,246
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**497,074**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2010

REVENUES:		
Commission income	$	2,770,700
Investment advisory income		73,400
Interest income		324
Total revenues		2,844,424
EXPENSES:		
Commission expense		2,612,500
Salaries and payroll taxes		86,151
Rent expense		64,872
Travel		24,395
Management fees		3,500
Professional fees		17,452
Taxes and regulatory fees		11,300
Office expense		16,626
Interest expense		3,408
Total expenses		2,840,204
NET INCOME	**$**	**4,220**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
DECEMBER 31, 2010

MEMBER'S CAPITAL, Beginning of Year	**$**	**7,026**
Contributions		40,000
Net income		4,220
MEMBER'S CAPITAL, End of Year	**$**	**51,246**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,220
Change in assets and liabilities:		
Commissions receivable		(481,950)
Prepaid expenses		6
Accounts payable		(4,246)
Interest payable		(4,552)
Commissions payable		442,552
Net cash used in operating activities		(43,970)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of subordinated loan		(130,000)
Capital contributions received		40,000
Net cash used in financing activities		(90,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(133,970)
CASH AND CASH EQUIVALENTS, Beginning of Year		**149,094**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**15,124**
Supplemental cash flow disclosure:		
Interest paid	$	7,960

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

Gama Global Investments, LLC (the "Company") is a Delaware Limited Liability Company formed on February 1, 2008, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the Securities and Exchange Commission ("SEC") on October 30, 2008, and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California and also in the state of Virginia effective November 12, 2008. The sole managing member of the Company is GGI Bay Holdings, LLC ("GGI Bay Holdings"), as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its member.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise funds for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company earns commission income from private equity firms for monies placed in their various funds. The commission income is generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the private equity firms.

Investment advisory income is derived primarily from providing investment advice, research, and administrative services. Income is recognized as the related services are rendered.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, commissions receivable, accounts payable and commissions payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a Delaware Limited Liability Company (LLC). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

NOTE 2 – MEMBER'S CAPITAL

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2010, the Company had net regulatory capital of $51,246, which was $21,524 in excess of its minimum required net capital of $29,722. The Company's ratio of aggregate indebtedness to net capital was 8.7 to 1 as of December 31, 2010.

NOTE 4 - SUBORDINATED LOAN

On October 31, 2008, the Company entered into a Subordinated Loan Agreement (the "Loan Agreement") with Washington Global Energy Investors, LLC ("WGEI") in the amount of $130,000, with an interest rate of 3% per annum, and payable on December 31, 2011. The cash proceeds from this Loan Agreement were used for the Company's working capital.

During 2010, a total of $137,960 (including interest) was paid leaving no outstanding balance at December 31, 2010.

NOTE 5 - COMMISSION EXPENSE AGREEMENT

The Company enters into commission expense agreements with their representatives. To date, the Company has two commission expense agreements in place with registered representative, Mr. William Hasselberger, and non-registered foreign finder, Mr. Carlos Ferreira.

NOTE 6 – LEASES

Related Party

In 2008, the Company entered into an Office License Agreement with GGI Bay Holdings, the Company's sole managing member, whereby GGI Bay Holdings grants the Company access to its office space. In addition, GGI Bay Holdings will provide the Company with certain services on an as requested basis, for additional compensation. In consideration for the aforementioned agreement, the Company shall pay GGI Bay Holdings a base monthly fee of approximately $6,000 for occupying the office space. For the year ended December 31, 2010, total expense related to the Office License Agreement with GGI Bay Holdings amounted to $62,472, and is included in rent expense on the accompanying statement of operations.

Others

In 2008, the Company also entered into an Office License Agreement with William Hasselberger, the Company's registered representative, whereby the Company is being granted access to William Hasselberger's office space in Virginia. In addition, William Hasselberger will provide the Company with certain services on an as requested basis, for additional compensation. In consideration for the aforementioned agreement, the Company shall pay William Hasselberger a monthly fee of $200. For the year ended December 31, 2010, total expense related to the Office License Agreement with William Hasselberger amounted to $2,400, and is included in rent expense on the accompanying statement of operations.

NOTE 7 – INDEMNIFICATIONS

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2011 and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

GAMA GLOBAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

NET CAPITAL:		
Total member's capital		**$ 51,246**
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$ 3,276	
Commissions payable	442,552	
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$ 445,828**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 29,722
Minimum dollar requirement		$ 5,000
Excess net capital		$ 21,524
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement	$ 6,663	
Ratio: Aggregate indebtedness to net capital		870%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS filing.

OUM &CO. LLP
DENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Gama Global Investments, LLC

In planning and performing our audit of the financial statements of Gama Global Investments, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 17, 2011

OUM &CO. LLP
DENBERG | ULLAKKO | MURANISHI
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Gama Global Investments, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Gama Global Investments, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Gama Global Investments, LLC's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Gama Global Investments, LLC's management is responsible for the Gama Global Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries shown in Gama Global Investments, LLC's QuickBooks file and bank account, noting no differences;

   Finding: Payment of $359 was made to SIPC in August 2010. Payment of $208 was made to SIPC in January 2011.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

   Finding: All revenues reported on the audited Form X-17A-5 agree with the amount on Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

   Finding: There were no adjustments reported on Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the supporting schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 17, 2011